Exhibit 99.1

DoubleDown Interactive to Donate $10,000 to the ASPCA®

SEOUL, KOREA – September 11, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, announced today a $10,000 donation to the ASPCA® (The American Society for the Prevention of Cruelty to Animals®) in support of its mission to prevent cruelty to dogs, cats, equines, and farm animals throughout the United States.

DoubleDown Casino, played daily by millions of fans worldwide on both desktop and mobile devices, will invite players to celebrate the charitable donation by taking part in a play-to-enter giveaway on September 13, 2026. Coinciding with Hug Your Hound Day, the Huggable Hounds event offers players the chance to learn how DoubleDown Interactive supports the ASPCA® and learn more about the organization’s work to help vulnerable animals in the United States.

“DoubleDown Interactive is proud to continue our support of the ASPCA®,” said In Keuk Kim, CEO of DoubleDown. “Their important work resonates deeply with our players and staff, as we are all devoted animal lovers. DoubleDown has a long-standing commitment to supporting great causes, and this donation to the ASPCA® follows our recent support of the American Cancer Society and Meals on Wheels.”

“We’re grateful to DoubleDown Interactive for their generous support of the ASPCA® and our work to help animals in need,” said Meredith Galli, Director of Corporate Partnerships at the ASPCA®. “Through this partnership and the Huggable Hounds event, DoubleDown is helping us connect with a community of passionate animal lovers while supporting our lifesaving work for vulnerable animals across the country. We’re thrilled to have their support and appreciate their commitment to making a difference for animals.”

Visit the ASPCA® website: http://www.aspca.org/

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About DoubleDown

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The information contained in, or that can be accessed through, our social media pages is not incorporated by reference into, and is not a part of, this press release. We have included our social media pages in this press release solely for informational purposes.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com